[redacted]

Saputo

08001273

Nathalie Rolland ☎ (514) 328-3320
Fax: (514) 328-3322
Courriel/E-Mail: nathalie.rolland@saputo.com

February 22, 2008

SEC
Mail Processing
Section

MAR 10 2008

Washington, DC
104

United States Security and
Exchange Commission
450 5th Street Northwest
Washington, D.C., 20549
USA

Attention : Public Reference Room

SUPPL

Re : Saputo inc., File Number 82-34670

Dear Sir,
Dear Madam:

In accordance with subparagraph (b)(1)(i) of Rule 12g3 under the *Securities Exchange Act* of 1934, please find attached hereto our third quarter interim report which ended December 31, 2007, and was filed with the Toronto Stock Exchange in accordance with its requirements.

Trusting the whole to be satisfactory,

Yours truly,

Nathalie Rolland

PROCESSED
MAR 19 2008
THOMSON
FINANCIAL

Nathalie Rolland, Legal Counsel
Director, Securities and
Corporate Secretary Office

dlw 3/18

NR/fm
Encl.

Saputo

FISCAL 2008

Third Quarter

Message to Shareholders

We are pleased to present the results for the third quarter of fiscal 2008, which ended on December 31, 2007.

Net earnings for the quarter ended December 31, 2007 totalled $82.0 million, an increase of $17.9 million or 28.0% compared to $64.1 million for the same quarter last fiscal year. Included in the results of the current quarter is a one-time tax reduction to adjust future tax balances of approximately $6.5 million due to a reduction in Canadian federal tax rates. Excluding this adjustment, net earnings would have been $75.5 million, an increase of $11.4 million or 17.8% in comparison to the same quarter last fiscal year.

Earnings before interest, income taxes, depreciation and amortization (EBITDA[1]) amounted to $137.0 million, an increase of $22.0 million or 19.1% in comparison to $115.0 million for the same quarter last fiscal year. The EBITDA of our US Dairy Products Sector increased by approximately $13 million over the same quarter last fiscal year. The contribution of the Land O'Lakes West Coast industrial cheese business in the United States (Land O'Lakes West Coast Acquisition) and a more favourable relationship between the average block market[2] per pound of cheese and the cost of milk as raw material are the main factors explaining the EBITDA increase. The EBITDA of our Canadian and Other Dairy Products Sector increased by approximately $11 million in comparison to the same quarter last fiscal year. This increase is due to benefits derived from rationalization activities undertaken in our Canadian operations, sales volume increase in our Canadian fluid milk operations and benefits derived from capital investments made in the previous years in our Argentinean operations. The EBITDA of our Grocery Products Sector decreased by approximately $2 million in comparison to the same quarter last fiscal year. The decrease is attributed to higher raw material and other costs, and lower sales volume. During the quarter, the appreciation of the Canadian dollar eroded approximately $5 million of the Company's EBITDA in comparison to the same quarter last fiscal year.

Revenues for the quarter ended December 31, 2007 amounted to $1.277 billion, an increase of $260.0 million or 25.6% in comparison to the $1.017 billion for the corresponding quarter last fiscal year. The increase is due mainly to our US Dairy Products Sector, whose revenues increased by approximately $219 million. The Land O'Lakes West Coast Acquisition and a higher average block market per pound of cheese explain the revenue increase. Revenues from our Canadian and Other Dairy Products Sector increased by approximately $43 million. Higher selling prices in accordance with the increase in the cost of milk as raw material, increased sales volume from our Canadian fluid milk activities and the inclusion of our United Kingdom (UK) operations, acquired on March 23, 2007, are the main factors explaining the revenue increase. Revenues from our Grocery Products Sector decreased by approximately $1 million in comparison to the same quarter last fiscal year. During the third quarter of fiscal 2008, the appreciation of the Canadian dollar eroded approximately $56 million in the Company's revenues compared to the same quarter last fiscal year.

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[1] **Measurement of results not in accordance with generally accepted accounting principles**
The Company assesses its financial performance based on its EBITDA, this being earnings before interest, income taxes, depreciation and amortization. EBITDA is not a measurement of performance as defined by generally accepted accounting principles in Canada, and consequently may not be comparable to similar measurements presented by other companies.

[2] "Average block market" is the average daily price of a 40 pound block of Cheddar traded on the Chicago Mercantile Exchange (CME), used as the base price for the cheese.

On January 29, 2008, the Company announced that it had entered into an agreement to acquire the activities of Alto Dairy Cooperative based in Waupun, Wisconsin. The transaction is subject to certain conditions and is expected to close during March 2008.

Outlook[3]

In the Dairy Products Division (Canada), we continue to invest in our facilities as part of our commitment to be a low cost producer. We are finalizing our automation project for our cutting and packaging operations, which we believe will give us a competitive advantage and therefore generate opportunities. We continue to launch new and innovative products to meet our consumers' everyday needs, which should allow us to increase our sales volume. In an effort to optimize our facilities, we continue to review every aspect of our day-to-day operations. The Federal Government of Canada has introduced, in December 2007, amended regulations establishing new standards of composition for cheese manufactured in and imported to Canada. The Federal Government has provided a one-year transition period to allow the industry to be in compliance with the new requirements. Saputo has always met the Canadian and International standards for its manufactured products. Consequently, we will be in compliance with these new Canadian requirements, notwithstanding that this amended regulation is different from the international cheese standards. We intend to mitigate the impact that these new standards will have on our results, while trying our utmost to minimize the effect on our customers.

In Argentina, government regulations imposed in the first quarter of fiscal 2008 that limit selling prices on the export market were modified in the current quarter, which should improve our results. In addition, we maintain our focus on increased efficiencies in order to improve our operations on both domestic and international markets.

In Germany, milk prices have begun to stabilize. We anticipate that the previously increased selling prices to our customers will remain at the current level. In addition, we expect that the experienced employees from our Canadian operations transferred in the previous quarter will help the division achieve better efficiencies.

In the UK, the integration is progressing well. The information systems integration was successfully completed in the third quarter. We have started certain capital expenditure programs in an effort to improve efficiencies. We believe these changes should improve the Division's profitability in the following fiscal year.

In the US, the integration of the Land O'Lakes West Coast Acquisition is progressing well. Several capital projects have commenced which should result in enhanced operating efficiency and improved financial performance. The Consolidated Stabilization and Marketing Plan Hearings in California, held on October 10 and 11, 2007, resulted in a decision to alter the dry whey factor and increase the manufacturing allowance for cheese. These changes to the manufacturing milk price were made effective December 1, 2007, and should have a positive impact on operating margins in California. The magnitude of the positive impact will depend largely on the future market value of dry whey. The US market continues to constitute a key aspect of our growth strategy.

In the Bakery Division, we are facing various challenges, such as higher ingredient and packaging costs, and pension fund expenditures, while the category is seeing aggressive promotional prices and the introduction of private label products. Even if sales in the category were stagnant for the last two years and our market share in volume decreased, we were able to retain our market share in dollars. In light of these market conditions, we are looking at ways to offset the loss of volume which implies revisiting our market approach in order to better execute our sales initiatives. Our manufacturing performance was impacted this fiscal year by the integration process of the Biscuits Rondeau inc. operations in our existing Ste-Marie, Quebec facility and certain capital expenditure projects that all together are not generating the expected yields and performance. Therefore, an action plan is being implemented in the fourth quarter in order to mitigate the negative factors affecting this division.

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[3] We refer you to the cautionary statement regarding forward-looking information set forth below under "Management Analysis".

Dividends

The Board of Directors declared on February 6, 2008 a quarterly dividend of $0.12 per share[4] payable on March 21, 2008 to common shareholders of record on March 10, 2008, as per its fiscal 2008 dividend policy.

Management's Analysis[4]

The goal of the management report is to analyse the results of and the financial position for the quarter ended December 31, 2007. It should be read while referring to our consolidated financial statements and accompanying notes for the three- and nine-month periods ended December 31, 2007, and 2006. The Company's accounting policies are in accordance with Canadian generally accepted accounting principles of the Canadian Institute of Chartered Accountants. All dollar amounts are in Canadian dollars unless otherwise indicated. This report takes into account material elements between December 31, 2007, and February 6, 2008, the date of this report, on which it was approved by the Board of Directors of Saputo Inc. (Company or Saputo). Additional information about the Company, including the annual report and the annual information form for the year ended March 31, 2007 can be obtained on Sedar at www.sedar.com.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This report, including the "Outlook" section, contains forward-looking information within the meaning of securities laws. These statements are based on our current assumptions, expectations and estimates, regarding projected revenues and expenses, the Canadian, US, Argentinean, German and UK economic environments, our ability to attract and retain clients and consumers, our operating costs and raw materials and energy supplies which are subject to a number of risks and uncertainties. Actual results could differ materially from the conclusion, forecast or projection stated in such forward-looking information. As a result, we cannot guarantee that any forward-looking statements will materialize. Assumptions, expectations and estimates made in the preparation of forward-looking statements and risks that could cause our actual results to differ materially from our current expectations are discussed throughout this MD&A and in our most recently filed annual report which is available on SEDAR at www.sedar.com. Forward-looking information contained in this report, including the "Outlook" section, is based on management's current estimates, expectations and assumptions, which management believes are reasonable as of the current date. You should not place undue importance on forward-looking information and should not rely upon this information as of any other date. While we may elect to, we are under no obligation and do not undertake to update this information at any particular time.

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[4] All references to number of common shares and prices of common shares made herein have been adjusted to reflect the stock dividend declared on November 6, 2007 and paid on December 21, 2007 to shareholders of record as of the close of business on December 10, 2007, which had the same effect as a two-for-one stock split of the Company's outstanding Common shares.

Operating Results

Consolidated revenues for the quarter ended December 31, 2007 amounted to $1.277 billion, an increase of $260.0 million or 25.6% in comparison to the $1.017 billion for the corresponding quarter last fiscal year. Revenues from our US Dairy Products Sector increased by approximately $219 million. The increase is due mainly to the Land O'Lakes West Coast Acquisition, completed at the beginning of fiscal 2008, and a higher average block market per pound of cheese of US$1.99 compared to US$1.31 for the same quarter last fiscal year. The revenues from our Canadian and Other Dairy Products Sector increased by approximately $43 million in comparison to the same quarter last fiscal year. Higher selling prices in our Canadian and Argentinean operations in accordance with the increase in the cost of milk as raw material, increased sales volume from our Canadian fluid milk activities, and the inclusion of our UK operations, acquired on March 23, 2007, are the main factors explaining the revenue increase. These positive factors were slightly offset by reduced sales volumes from our Argentinean operations. Revenues from our Grocery Products Sector decreased by approximately $1 million in comparison to the same quarter last fiscal year. During the third quarter of fiscal 2008, the appreciation of the Canadian dollar eroded approximately $56 million in the Company's revenues in comparison to the same quarter last fiscal year.

For the nine-month period ended December 31, 2007, revenues totalled $3.793 billion, an increase of $800.5 million or 26.8% in comparison to the $2.992 billion for the corresponding period last fiscal year. Revenues from our US Dairy Products Sector increased by approximately $687 million, due mainly to the Land O'Lakes West Coast Acquisition and a higher average block market per pound of cheese. Revenues from our Canadian and Other Dairy Products Sector increased by approximately $115 million, due mainly to higher selling prices in accordance with the increase in the cost of milk as raw material, higher sales volume in our Canadian fluid milk operations, and the inclusion of our UK operations, acquired on March 23, 2007. Revenues from our Grocery Products Sector decreased by approximately $1 million in comparison to the same period last fiscal year. For the nine-month period ended December 31, 2007, the appreciation of the Canadian dollar eroded approximately $94 million in the Company's revenues in comparison to the same period last fiscal year.

Consolidated earnings before interest, income taxes, depreciation and amortization (EBITDA), for the third quarter of fiscal 2008 amounted to $137.0 million, an increase of $22.0 million or 19.1% in comparison to $115.0 million for the same quarter last fiscal year. The EBITDA of our US Dairy Products Sector increased by approximately $13 million compared to the same quarter last fiscal year. The contribution of the Land O'Lakes West Coast Acquisition and a more favourable relationship between the average block market per pound of cheese and the cost of milk as raw material are the main factors explaining the EBITDA increase. The EBITDA of our Canadian and Other Dairy Products Sector increased by approximately $11 million in comparison to the same quarter last fiscal year. This increase is due to benefits derived from rationalization activities undertaken in our Canadian operations, sales volume increase in our Canadian fluid milk operations and benefits derived from capital investments made in the previous years in our Argentinean operations. Our German and UK operations had a minimal effect on EBITDA in the third quarter of fiscal 2008. The EBITDA of our Grocery Products Sector decreased by $2.3 million in comparison to the same quarter last fiscal year. The decrease is attributed to higher raw material and other costs, and lower sales volume. During the quarter ended December 31, 2007, the appreciation of the Canadian dollar eroded approximately $5 million of the Company's EBITDA in comparison to the same quarter last fiscal year.

For the nine-month period ended December 31, 2007, EBITDA totalled $388.5 million, an increase of $73.6 million or 23.4% in comparison to the same period last fiscal year. Increased EBITDA from our US Dairy Products Sector of approximately $44 million and from our Canadian and Other Dairy Products Sector of approximately $36 million, offset a reduction of approximately $6 million from our Grocery Products Sector. Since the beginning of the fiscal year, the appreciation of the Canadian dollar eroded approximately $8 million of the Company's EBITDA in comparison to the same period last fiscal year.

Other Consolidated Results Items

Depreciation expense for the third quarter of fiscal 2008 totalled $19.7 million, an increase of $1.0 million compared to the same quarter last fiscal year. For the nine-month period ended December 31, 2007, depreciation expense amounted to $59.6 million, an increase of $5.1 million in comparison to the $54.5 million for the same period last fiscal year. In both cases, the increase is due mainly to the Land O'Lakes West Coast Acquisition completed on April 2, 2007. Capital investments undertaken by all divisions in the prior fiscal year also contributed to increase depreciation expense throughout the current fiscal year. These factors offset reduced depreciation from our foreign subsidiaries due to the appreciation of the Canadian dollar.

Net interest expense increased by $1.3 million to $5.9 million for the quarter ended December 31, 2007 and increased by $5.1 million to $19.7 million for the nine-month period ended December 31, 2007, in comparison to the corresponding quarter and period of last fiscal year. Other interest increased during the current fiscal year due mainly to the reduction of excess cash on hand, which was a source of interest revenue in fiscal 2007, and higher levels of bank loans drawn throughout fiscal 2008. This usage of cash can be explained by the Land O'Lakes West Coast Acquisition in addition to other financing activities undertaken in fiscal 2008. Interest on long-term debt decreased due to the repayment of US$30.0 million of long-term debt during the third quarter of fiscal 2007, as well as the appreciation of the Canadian dollar, thus reducing the interest expense on our US dollar debt.

Income taxes for the third quarter of fiscal 2008 totalled $29.3 million, reflecting an effective tax rate of 26.3%, compared to 30.1% for the same quarter last fiscal year. The Company reduced its future income tax liabilities by approximately $6.5 million to reflect the reduction in the Canadian Federal tax rates sanctioned in December 2007. This reduction results in a one-time tax benefit included in the current quarter. Income taxes for the nine-month period ended December 31, 2007 totalled $96.2 million, reflecting an effective tax rate of 31.1%, compared to 28.5% for the same period last fiscal year. During the first quarter of fiscal 2007, the Company benefited from a one-time tax reduction of approximately $4 million to adjust future tax balances, due to a reduction in Canadian federal tax rates. In the second quarter of fiscal 2008, the Company recorded a tax charge of approximately $3 million due to a reduction of future income tax assets recorded in previous fiscal years for its Argentinean Division. Excluding these adjustments, the effective tax rate for the nine-month period ended December 31, 2007 would be 32.2%, compared to 30.2% for the nine-month period ended December 31, 2006. Our income tax rates vary and could increase or decrease based on the amount of taxable income derived and from which source, any amendments to tax laws and income tax rates and changes in assumptions and estimates used for tax assets and liabilities by the Company and its affiliates.

Net earnings reached $82.0 million for the quarter ended December 31, 2007 compared to $64.1 million for the same quarter last fiscal year. For the nine-month period ended December 31, 2007 net earnings totalled $213.0 million compared to $175.6 million for the corresponding period last fiscal year. These reflect the various factors analyzed above.

Cash and Financial Resources

For the three months ended December 31, 2007, **cash generated by operating activities before changes in non-cash working capital items** amounted to $93.9 million, an increase of $4.8 million in comparison to the $89.1 million for the corresponding quarter last fiscal year. Since the beginning of the fiscal year, this figure amounted to $277.7 million, an increase of $42.7 million in comparison to the $235.0 million for the same period last fiscal year. Non-cash working capital items generated $15.7 million for the third quarter of fiscal 2008, compared to using $3.5 million for the third quarter of fiscal 2007. For the nine-month period ended December 31, 2007, non-cash working capital items used $73.4 million, compared to generating $16.6 million for the same period last fiscal year. The difference is mainly attributed to higher working capital items in our US Division due to the increase in the average block market per pound of cheese during the current fiscal year in comparison to our fiscal year ended March 31, 2007.

Investing activities comprised of additions to fixed assets of $27.7 million and $69.3 million for the three- and nine-month periods ended December 31, 2007 respectively. For the nine-month period ended December 31, 2007, the Company also used $253.2 million, mainly for the Land O'Lakes West Coast Acquisition completed on April 2, 2007.

Financing activities for the third quarter of fiscal 2008 consisted of a decrease in bank loans of $73.9 million, the issuance of shares for a cash consideration of $2.2 million, as part of the Stock Option Plan, and the payment of $24.7 million in dividends. For the nine-month period ended December 31, 2007, the Company purchased share capital totalling $81.5 million.

As at December 31, 2007, working capital stood at $353.6 million, a decrease from the $521.1 million as at March 31, 2007. The decrease is mainly attributed to the previously available funds disbursed for the Land O'Lakes West Coast Acquisition.

As at December 31, 2007, our interest bearing debt-to-equity ratio stood at 0.20, in comparison to 0.08 as at March 31, 2007.

The Company currently has available bank credit facilities of approximately $620 million, $90.7 million of which are drawn, essentially for our US and Argentinean operations. Following the second quarter, an additional $300.0 million was added to our existing credit facilities. Should the need arise, the Company can make additional financing arrangements to pursue growth through acquisitions.

Balance Sheet

With regards to balance sheet items as at December 31, 2007 that varied compared to those as at March 31, 2007, we should note that the variation in most items is mainly due to the Land O'Lakes West Coast Acquisition. The continued appreciation of the Canadian dollar reduced the balance sheet items reported for our foreign subsidiaries. From an operational perspective, the higher average block market per pound of cheese for this fiscal year has caused an increase in our Cheese Division (USA) working capital items as at December 31, 2007 in comparison to March 31, 2007. The Company's total assets stood at $2.487 billion as at December 31, 2007 compared to $2.488 billion as at March 31, 2007.

Share Capital Information

Share capital authorized by the Company is comprised of an unlimited number of common and preferred shares. The common shares are voting and participating. The preferred shares can be issued in one or more series, and the terms and privileges of each series must be determined at the time of their creation.

	Authorized	Issued as at December 31, 2007	Issued as at January 29, 2008
Common shares	Unlimited	205,546,868	205,583,108
Preferred shares	Unlimited	None	None
Stock options		9,360,298	9,306,446

In the first three quarters of fiscal 2008, we purchased 3,705,240 common shares at prices ranging from $21.73 to $22.00 per share as part of the normal course issuer bid initiated on November 13, 2006. No common shares were purchased under the normal course issuer bid which became effective as of November 13, 2007.

Follow-up on Certain Specific Items of the Analysis

For an analysis of off-balance sheet arrangements, guarantees, contractual obligations, related party transactions, accounting standards, critical accounting policies and use of accounting estimates as well as risks and uncertainties, we encourage you to consult the comments provided in the 2007 annual report on pages 28 to 33 of the management's analysis, since there were no notable changes during the first three quarters of fiscal 2008.

Internal Controls over Financial Reporting

The Chief Executive Officer and the Chief Financial Officer, together with management, have concluded after having conducted an evaluation and to the best of their knowledge that, as of December 31, 2007, no change in the Company's internal control over financial reporting occurred that could have materially affected or is reasonably likely to materially affect the Company's internal control over financial reporting.

Information by Sector

Canadian and Other Dairy Products Sector

For the quarter ended December 31, 2007, revenues from the Canadian and Other Dairy Products Sector amounted to $754.8 million, an increase of $42.5 million in comparison to the $712.3 million for the same quarter last fiscal year. Higher selling prices in our Canadian and Argentinean operations, in accordance with the increase in the cost of milk as raw material, increased sales volume from our Canadian fluid milk activities, and the inclusion of our newly acquired operations in the UK are the main factors explaining the revenue increase. This increase offsets lower sales volume from our Argentinean operations. Revenues from our Dairy Products Division (Germany) showed a slight decrease in comparison to the same quarter last fiscal year. During the quarter, the appreciation of the Canadian dollar eroded approximately $9 million of revenues from the sector, essentially from our Argentinean operations.

Since the beginning of the fiscal year, revenues from the Canadian and Other Dairy Products Sector amounted to $2.220 billion, an increase of $114.6 million in comparison to the $2.106 billion for the same period last fiscal year. The increase is mainly attributable to higher selling prices in our Canadian and Argentinean operations, in accordance with the increase in the cost of milk as raw material, higher by-products sales due to more favourable by-product market conditions, increased sales volume from our Canadian fluid milk activities, and the inclusion of our newly acquired operations in the UK. Since the beginning of the fiscal year, the appreciation of the Canadian dollar eroded approximately $15 million of the sector's revenues, essentially from our Argentinean operations.

For the quarter ended December 31, 2007, EBITDA for the Canadian and Other Dairy Products Sector totalled $95.6 million, an increase of $11.1 million or 13.1% compared to the $84.5 million for the corresponding quarter last fiscal year. The EBITDA margin for the quarter increased to 12.7% in comparison to 11.9% for the same quarter last fiscal year. During the quarter, the appreciation of the Canadian dollar eroded approximately $1 million of EBITDA from the sector.

Our Dairy Products Division (Canada) continued to perform well in the third quarter. Additional EBITDA was derived from better efficiencies in our manufacturing facilities as well as our warehousing and logistic activities. These efficiencies increased EBITDA by approximately $3 million in comparison to the corresponding quarter last fiscal year. Higher sales volumes from our fluid milk activities also increased EBITDA. Although the by-product market conditions are volatile, the impact of these conditions on EBITDA was minimal compared to the same quarter last fiscal year.

The EBITDA of our Dairy Products Division (Argentina) increased in comparison to the same quarter last fiscal year. This increase is due to an improvement in milk supply conditions in Argentina as well as continued benefits from capital investments made in the previous fiscal years.

For the quarter ended December 31, 2007, our Dairy Products Division (Germany) and our Dairy Products Division (UK) combined had a minimal effect on EBITDA. In our German Division, we continue to implement various measures to counteract difficult milk supply conditions.

Since the beginning of the fiscal year, EBITDA totalled $269.2 million, an increase of $36.4 million or 15.6% in comparison to the $232.8 million for the same period last fiscal year. The EBITDA margin increased from 11.1% last fiscal year to 12.1% for the current fiscal year. Since the beginning of the fiscal year, the appreciation of the Canadian dollar eroded approximately $1 million of the sector's EBITDA.

US Dairy Products Sector

Revenues for the US Dairy Products Sector totalled $480.2 million for the quarter ended December 31, 2007, an increase of $218.8 million or 83.7% from the $261.4 million for the corresponding quarter last fiscal year. The Land O'Lakes West Coast Acquisition completed on April 2, 2007, as well as selling price increases contributed approximately $184 million in additional revenues. An average block market per pound of cheese of US$1.99 for the current quarter, US$0.68 higher than the average block market per pound of cheese for the same quarter last fiscal year, increased revenues by approximately $81 million. The appreciation of the Canadian dollar eroded approximately $47 million in revenues. The sales volume for the quarter was 66% higher compared to the same quarter last fiscal year due almost entirely to the Land O'Lakes West Coast Acquisition. The retail segment accounted for 29% of our total sales volume, the foodservice segment 47% and the industrial segment 24%. Various promotional initiatives were undertaken in the current quarter to support our retail brands.

Since the beginning of the fiscal year, revenues totalled $1.446 billion, an increase of $686.8 million in comparison to the $759.4 million for the same period last fiscal year. The Land O'Lakes West Coast Acquisition, increased selling prices, as well as higher sales volumes contributed approximately $544 million in additional revenues. The higher average block market per pound of cheese increased revenues by approximately $221 million. The appreciation of the Canadian dollar eroded approximately $78 million in revenues since the beginning of the fiscal year.

For the quarter ended December 31, 2007, the EBITDA totalled $37.2 million, an increase of $13.2 million in comparison to the $24.0 million for the same quarter last fiscal year. The average block market per pound of cheese continued to remain at high levels during the third quarter of fiscal 2008. An increase of US$0.68 in the average block market per pound of cheese, in comparison to the same quarter last fiscal year, created a positive effect on both the absorption of our fixed costs as well as the realization of our inventories. The relationship between the average block market per pound of cheese and the cost of milk as raw material was more favourable in the current quarter in comparison to the same quarter last fiscal year, which takes into account the benefits from the reduced manufacturing milk prices as a result of governmental decisions announced in the current quarter and last fiscal year. These market factors combined had a positive impact of approximately $9 million on EBITDA. The EBITDA also improved due to the Land O'Lakes West Coast Acquisition, along with initiatives undertaken in the prior and current fiscal years with regards to improved operational efficiencies and increased selling prices. These factors offset increased promotional and other costs incurred in the current quarter in comparison to the same quarter last fiscal year. EBITDA increased by approximately $8 million due to these factors. The appreciation of the Canadian dollar eroded approximately $3 million in EBITDA.

For the nine-month period ended December 31, 2007, EBITDA totalled $105.3 million, an increase of $43.7 million in comparison to the $61.6 million for the corresponding period last fiscal year. The Land O'Lakes West Coast Acquisition and initiatives undertaken in the prior and current fiscal years increased EBITDA by approximately $44 million. The reduction in the manufacturing milk price from both the State of California and the United States Department of Agriculture since the beginning of the fiscal year in comparison to the same period last fiscal year, contributed approximately $5 million in additional EBITDA. The negative market factors and the appreciation of the Canadian dollar created a shortfall in EBITDA of approximately $2 million and $6 million, respectively, in comparison to the same period last fiscal year.

Grocery Products Sector

Revenues for the Grocery Products Sector totalled $42.0 million for the quarter, a $1.3 million decrease compared to the same quarter last fiscal year. This decrease is mainly due to our Canadian sales volume which declined by 2.6% compared to the same quarter last fiscal year. Part of this decrease is due to the price increase that took effect in mid-November 2007. Sales volume from our American co-packing activities also showed a decrease compared to the same quarter last fiscal year. During the quarter, the Division slightly increased its market share in Canada despite the loss in sales volume.

Since the beginning of fiscal 2008, revenues for the Grocery Products Sector totalled $126.5 million, a 0.7% decrease compared to the corresponding period last fiscal year. This decrease is mainly due to lower sales volume resulting from the price increase that took effect in mid-November 2007.

EBITDA for the Grocery Products Sector amounted to $4.2 million, a $2.4 million decrease compared to the same quarter last fiscal year. EBITDA margin went from 15.2% last fiscal year to 10.0% this fiscal year. The division was affected by two main factors: the increase in its operating costs stemming from higher ingredients, packaging, labor and energy costs, and lower sales volume from its Canadian activities, resulting in a $2.0 million decrease in EBITDA. On an annual basis, the division is spending an additional $0.9 million towards the development of its brands, $0.2 million of which was spent this quarter. Finally, an additional $0.3 million was spent on the pension plan as a result of an annual increase over last fiscal year of approximately $1.1 million.

Since the beginning of the fiscal year, EBITDA totalled $14.1 million, a $6.4 million decrease compared to the same period last fiscal year. This decrease was the result of additional ingredients, packaging, labor and energy costs, combined with lower sales volume, which totalled $4.8 million. In addition, the division incurred $0.9 million in higher pension costs and $0.7 million in additional marketing expenditures.

Lino Saputo
Chairman of the Board

Lino Saputo, Jr.
President and
Chief Executive Officer

February 6, 2008

NOTICE

The consolidated financial statements of Saputo Inc. for the three- and the nine-month periods ended December 31, 2007 and 2006 have not been reviewed by an external auditor.

CONSOLIDATED STATEMENTS OF EARNINGS

(in thousands of dollars, except per share amounts)

(unaudited)

	For the three-month periods ended December 31		For the nine-month periods ended December 31	
	2007	2006	2007	2006
Revenues	$ 1,277,037	$ 1,016,989	$ 3,792,754	$ 2,992,276
Cost of sales, selling and administrative expenses	1,140,081	901,955	3,404,211	2,677,398
Earnings before interest, depreciation and income taxes	136,956	115,034	388,543	314,878
Depreciation of fixed assets	19,669	18,732	59,607	54,513
Operating income	117,287	96,302	328,936	260,365
Interest on long-term debt	4,494	5,594	14,218	16,919
Other interest, net	1,468	(959)	5,499	(2,264)
Earnings before income taxes	111,325	91,667	309,219	245,710
Income taxes	29,307	27,609	96,230	70,102
Net earnings	$ 82,018	$ 64,058	$ 212,989	$ 175,608
Earnings per share (Note 7)				
Net earnings				
Basic	$ 0.40	$ 0.31	$ 1.03	$ 0.85
Diluted	$ 0.39	$ 0.31	$ 1.02	$ 0.84

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
(in thousands of dollars)
(unaudited)

	For the nine-month periods ended December 31	
	2007	2006
Retained earnings, beginning of period	$ 1,085,081	$ 971,131
Net earnings	212,989	175,608
Dividends	(69,745)	(60,003)
Excess of purchase price of share capital over carrying value	(72,258)	(43,796)
Retained earnings, end of period	$ 1,156,067	$ 1,042,940

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in thousands of dollars)
(unaudited)

	For the nine-month periods ended December 31	
	2007	2006
Net earnings	$ 212,989	$ 175,608
Net change in unrealized losses on translation of financial statements of self-sustaining operations	(86,885)	1,370
Comprehensive income	$ 126,104	$ 176,978

SEGMENTED INFORMATION
(in thousands of dollars)
(unaudited)

	For the three-month periods ended December 31		For the nine-month periods ended December 31	
	2007	2006	2007	2006
Revenues				
Dairy Products				
Canada and Other	$ 754,812	$ 712,292	$ 2,220,069	$ 2,105,538
United States	480,205	261,429	1,446,206	759,384
	1,235,017	973,721	3,666,275	2,864,922
Grocery Products	42,020	43,268	126,479	127,354
	$ 1,277,037	$ 1,016,989	$ 3,792,754	$ 2,992,276
Earnings before interest, depreciation and income taxes				
Dairy Products				
Canada and Other	$ 95,576	$ 84,525	$ 269,198	$ 232,778
United States	37,162	23,952	105,250	61,559
	132,738	108,477	374,448	294,337
Grocery Products	4,218	6,557	14,095	20,541
	$ 136,956	$ 115,034	$ 388,543	$ 314,878
Depreciation of fixed assets				
Dairy Products				
Canada and Other	$ 9,108	$ 9,515	$ 27,405	$ 27,581
United States	8,262	7,559	26,318	22,071
	17,370	17,074	53,723	49,652
Grocery Products	2,299	1,658	5,884	4,861
	$ 19,669	$ 18,732	$ 59,607	$ 54,513
Operating income				
Dairy Products				
Canada and Other	$ 86,468	$ 75,010	$ 241,793	$ 205,197
United States	28,900	16,393	78,932	39,488
	115,368	91,403	320,725	244,685
Grocery Products	1,919	4,899	8,211	15,680
	$ 117,287	$ 96,302	$ 328,936	$ 260,365
Interest	5,962	4,635	19,717	14,655
Earnings before income taxes	111,325	91,667	309,219	245,710
Income taxes	29,307	27,609	96,230	70,102
Net earnings	$ 82,018	$ 64,058	$ 212,989	$ 175,608

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of dollars)

(unaudited)

	For the three-month periods ended December 31		For the nine-month periods ended December 31	
	2007	2006	2007	2006
Cash flows related to the following activities:				
Operating				
Net earnings	$ 82,018	$ 64,058	$ 212,989	$ 175,608
Items not affecting cash				
Stock based compensation	2,089	1,951	6,246	5,953
Depreciation of fixed assets	19,669	18,732	59,607	54,513
Loss (gain) on disposal of fixed assets	99	(160)	(326)	(165)
Future income taxes	(9,843)	4,910	(276)	309
Funding of employee plans in excess of costs	(177)	(409)	(521)	(1,227)
	93,855	89,082	277,719	234,991
Changes in non-cash operating working capital items	15,740	(3,517)	(73,442)	16,634
	109,595	85,565	204,277	251,625
Investing				
Business acquisitions (Note 10)	-	-	(253,188)	(19,085)
Portfolio investment	1,648	-	1,648	-
Additions to fixed assets	(27,667)	(17,851)	(69,252)	(59,544)
Proceeds on disposals of fixed assets	394	3,417	2,376	3,739
Other assets	(4,976)	(2,137)	(2,793)	(6,207)
	(30,601)	(16,571)	(321,209)	(81,097)
Financing				
Bank loans	(73,919)	(5,289)	(37,329)	(5,429)
Repayment of long-term debt	-	(33,828)	-	(33,828)
Issuance of share capital	2,202	1,671	23,801	9,875
Repurchase of share capital	-	(17,730)	(81,472)	(50,677)
Dividends	(24,661)	(20,634)	(69,745)	(60,003)
	(96,378)	(75,810)	(164,745)	(140,062)
(Decrease) increase in cash and cash equivalents	(17,384)	(6,816)	(281,677)	30,466
Effect of exchange rate changes on cash and cash equivalents	2,487	(504)	7,417	(1,187)
Cash and cash equivalents, beginning of period	17,531	128,132	276,894	91,533
Cash and cash equivalents, end of period	$ 2,634	$ 120,812	$ 2,634	$ 120,812
Supplemental information				
Interest paid	$ 10,560	$ 10,639	$ 24,050	$ 20,856
Income taxes paid	$ 10,962	$ 20,188	$ 71,923	$ 60,377

CONSOLIDATED BALANCE SHEETS
(in thousands of dollars)

	December 31 2007 *(unaudited)*	March 31 2007 *(audited)*
ASSETS		
Current assets		
Cash and cash equivalents	$ 2,634	$ 276,894
Receivables	430,722	324,702
Inventories	501,930	445,992
Income taxes	2,005	6,413
Future income taxes	10,190	13,045
Prepaid expenses and other assets	20,885	23,939
	968,366	1,090,985
Portfolio investment	41,343	42,991
Fixed assets (Note 4)	845,639	691,226
Goodwill	515,797	547,379
Trademarks and other intangibles	37,651	32,340
Other assets (Note 5)	72,320	73,726
Future income taxes	5,875	9,720
	$ 2,486,991	$ 2,488,367
LIABILITIES		
Current liabilities		
Bank loans	$ 90,733	$ 139,001
Accounts payable and accrued liabilities	417,503	343,911
Income taxes	103,463	85,644
Future income taxes	3,114	1,294
Current portion of long-term debt	-	21
	614,813	569,871
Long-term debt	218,086	254,012
Other liabilities	14,010	16,413
Future income taxes	102,131	115,053
	949,040	955,349
SHAREHOLDERS' EQUITY		
Share capital (Note 8)	531,783	511,737
Contributed surplus (Note 9)	19,650	18,864
Retained earnings	1,156,067	1,085,081
Accumulated other comprehensive loss (Note 3)	(169,549)	(82,664)
	1,537,951	1,533,018
	$ 2,486,991	$ 2,488,367

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(tabular amounts are in thousands of dollars except information on options and shares)
(unaudited)

1 — Accounting Policies

The unaudited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and applied in the same manner as the most recently audited financial statements. During the fiscal year, the Company adopted the following accounting policies: section 1530, Comprehensive Income, section 3855, Financial Instruments - Recognition and Measurement, and section 3865, Hedges. The unaudited consolidated financial statements do not include all the information and notes required according to generally accepted accounting principles for annual financial statements, and should therefore be read in conjunction with the audited consolidated financial statements and the notes included in the Company's annual report for the year ended March 31, 2007.

2 — Foreign Currency Translation

The balance sheet accounts of the self-sustaining companies operating in the United States, Argentina, Germany and the United Kingdom are translated into Canadian dollars using the exchange rates at the balance sheet dates. Statement of earnings accounts are translated into Canadian dollars using the average monthly exchange rates in effect during the periods. The unrealized losses on translation of the financial statements of self-sustaining operations account presented in accumulated other comprehensive loss represents accumulated foreign currency losses on the Company's net investments in companies operating in the United States, Argentina, Germany and the United Kingdom. The change in the unrealized losses on translation of the financial statements of self-sustaining operations account for the period resulted mainly from the increase in value of the Canadian dollar as compared to the US dollar.

Foreign currency accounts of the Company and its subsidiaries are translated using the exchange rates at the balance sheet date for monetary assets and liabilities and the prevailing exchange rates at the time of transactions for income and expenses. Gains or losses resulting from this translation are included in the statement of earnings.

	For the three-month periods ended December 31		For the nine-month periods ended December 31	
	2007	2006	2007	2006
Foreign exchange gain (loss)	$ 232	$ (23)	$ 847	$ 471

3 — Accumulated Other Comprehensive Loss

	December 31, 2007
Accumulated other comprehensive loss, beginning of period	$ (82,664)
Other comprehensive loss	(86,885)
Accumulated other comprehensive loss, end of period	$ (169,549)

4 — Fixed Assets

	December 31, 2007			March 31, 2007		
	Cost	Accumulated depreciation	Net book value	Cost	Accumulated depreciation	Net book value
Land	$ 33,237	$ -	$ 33,237	$ 27,666	$ -	$ 27,666
Buildings	312,332	68,603	243,729	278,463	68,750	209,713
Furniture, machinery and equipment	963,244	407,508	555,736	824,427	383,350	441,077
Rolling stock	13,178	7,974	5,204	12,928	7,156	5,772
Held for sale	7,733	-	7,733	6,998	-	6,998
	$ 1,329,724	$ 484,085	$ 845,639	$ 1,150,482	$ 459,256	$ 691,226

Fixed assets held for sale represent mainly machinery, equipment and buildings that will be disposed of as a result of certain plant closures.

The net book value of fixed assets under construction, that are not being amortized, amounts to $55,662,000 as at December 31, 2007 ($22,518,000 as at March 31, 2007), and consists mainly of machinery and equipment.

5 — Other Assets

	December 31, 2007	March 31, 2007
Net accrued pension plan asset	$ 56,213	$ 54,326
Taxes receivable	8,780	12,626
Other	7,327	6,774
	$ 72,320	$ 73,726

6 — Employee Pension and Other Benefit Plans

The Company provides defined benefit and defined contribution pension plans as well as other benefit plans such as health insurance, life insurance and dental plans to eligible employees and retired employees. Pension and other benefit plan obligations are affected by factors such as interest rates, adjustments arising from plan amendments, changes in assumptions and experience gains or losses. The costs are based on a measurement of the pension and other benefit plan obligations and the pension fund assets.

Total benefit costs for the three- and nine-month periods ended December 31 are as follows:

	For the three-month periods ended December 31		For the nine-month periods ended December 31	
	2007	2006	2007	2006
Pension plans	$ 5,123	$ 4,867	$ 15,340	$ 14,547
Other benefits plans	304	370	904	1,092
	$ 5,427	$ 5,237	$ 16,244	$ 15,639

7 — Earnings per Share

Earnings per share were retroactively restated to reflect the stock dividend (see Note 8).

	For the three-month periods ended December 31		For the nine-month periods ended December 31	
	2007	2006	2007	2006
Net earnings	$ 82,018	$ 64,058	$ 212,989	$ 175,608
Weighted average number of common shares outstanding	205,475,981	207,054,204	205,804,142	207,686,698
Dilutive options	2,126,922	841,236	2,126,922	841,236
Dilutive number of common shares outstanding	207,602,903	207,895,440	207,931,064	208,527,934
Basic earnings per share	$ 0.40	$ 0.31	$ 1.03	$ 0.85
Diluted earnings per share	$ 0.39	$ 0.31	$ 1.02	$ 0.84

When calculating dilutive earnings per share, 1,738,702 options were excluded from the calculation in 2006 because their exercise price was higher than the average market value. In the current period, no options were excluded.

Shares purchased during the period, under the normal course issuer bid, were excluded from the calculation of earnings per share as of the date of purchase.

8 — Share Capital

Authorized

The authorized share capital of the Company consists of an unlimited number of common and preferred shares. The common shares are voting and participating. The preferred shares may be issued in one or more series, the terms and privileges of each series to be determined at the time of their creation.

	December 31, 2007	March 31, 2007
Issued		
205,546,868 common shares (207,353,834 at March 31, 2007)	$ 531,783	$ 511,737

The Company's share capital reflects a stock dividend declared on November 6, 2007 to common shareholders of record on December 10, 2007 and paid on December 21, 2007 which had the same effect as a two-for-one stock split. All references to share options and common share amounts have been restated to reflect the stock dividend.

1,898,274 common shares (941,288 in 2006) for an amount of $23,801,000 ($9,875,000 in 2006) were issued during the nine-month period ended December 31, 2007 pursuant to the share option plan. For share options granted since April 1, 2002, the amount previously accounted for as an increase to contributed surplus was also transferred to share capital upon the exercise of options. For the nine-month period ended December 31, 2007, the amount transferred from contributed surplus was $5,460,000 ($1,693,000 in 2006).

Pursuant to the normal course issuer bid, which began on November 13, 2006, the Company could have purchased for cancellation up to 10,358,608 common shares until November 12, 2007. During the nine-month period ended December 31, 2007, the Company purchased 3,705,240 common shares at prices ranging from $21.73 to $22.00 per share. The excess of the purchase price over the carrying value of the shares in the amount of $72,258,000 was charged to retained earnings.

8 — Share Capital (cont'd)

Pursuant to the new normal course issuer bid, which began on November 13, 2007, the Company may purchase for cancellation up to 10,272,848 common shares. From November 13, 2007 to December 31, 2007, the Company did not purchase common shares under this normal course issuer bid.

Share option plan

The Company established a share option plan to allow for the purchase of common shares by key employees, officers and directors of the Company. The total number of common shares which may be issued pursuant to this plan cannot exceed 28,000,000 common shares. Options may be exercised at a price equal to the closing quoted value of the shares on the day preceding the grant date. The options vest at 20% per year and expire ten years from the grant date.

Options issued and outstanding as at the end of the respective periods are as follows:

		December 31, 2007		March 31, 2007	
Granting period	Exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
1998	$ 4.25	-	$ 4.25	38,000	$ 4.25
1999	from $8.07 to $ 9.43	66,270	$ 9.22	106,280	$9.22
2000	$ 9.85	124,404	$ 9.85	213,898	$9.85
2001	$ 6.75	226,772	$ 6.75	526,804	$6.75
2002	from $9.50 to $11.50	624,686	$ 9.53	838,410	$9.52
2003	$15.18	781,892	$15.18	1,085,188	$15.18
2004	$12.25	1,263,544	$12.25	1,597,510	$11.25
2005	$16.53	1,150,080	$16.53	1,454,626	$16.53
2006	$18.08	1,408,248	$18.08	1,655,864	$18.08
2007	$16.35	1,960,998	$16.35	2,194,636	$16.35
Current	$23.09	1,753,404	$23.09	-	-
		9,360,298	$16.28	9,711,216	$14.32
Options exercisable at the end of the period		3,951,914	$13.28	4,023,642	$12.02

Changes in the number of options are as follows:

	December 31, 2007	
	Number of options	Weighted average exercise price
Balance at beginning of period	9,711,216	$ 14.32
Options granted	1,779,172	$ 23.09
Options exercised	(1,898,274)	$ 12.54
Options cancelled	(231,816)	$ 17.04
Balance at end of period	9,360,298	$ 16.28

8 — Share Capital (cont'd)

The fair value of share purchase options granted was estimated at $7.24 per option, using the Black-Scholes option pricing model with the following assumptions:

	December 31, 2007	March 31, 2007
Risk-free interest rate:	4.4%	4.2%
Expected life of options:	5 years	5 years
Volatility:	35%	35%
Dividend rate:	2.0%	2.5%

The exercise price of these options is $23.09, which corresponds to the closing quoted value of the shares on the day preceding the grant date.

A compensation expense of $2,089,000 ($1,841,000 after income taxes) and $6,246,000 ($5,537,000 after income taxes) relating to stock options was recorded in the statement of earnings for the three- and nine-month periods ended December 31, 2007 respectively. A compensation expense of $1,951,000 ($1,717,000 after income taxes) and $5,953,000 ($5,251,000 after income taxes) was recorded for the three- and nine-month periods ended December 31, 2006, respectively.

9 — Contributed Surplus

	December 31, 2007	Year ended March 31, 2007
Contributed surplus, beginning of period	$ 18,864	$ 14,428
Stock based compensation	6,246	7,917
Amount transferred to share capital	(5,460)	(3,481)
Contributed surplus, end of period	$ 19,650	$ 18,864

10 — Business Acquisition

On April 2, 2007, the Company acquired the activities of Land O'Lakes West Coast industrial cheese business in the US for a cash consideration of $249,224,000. The fair values attributed to the assets acquired were $20,795,000 to working capital, $222,649,000 to fixed assets, and $5,780,000 to intangible assets. The final allocation of the purchase price will be completed in the current fiscal year.

During the nine-month period ended December 31, 2007, the Company also acquired cheese import quotas for its Dairy Products Division (Canada) for $3,300,000. This purchase is allocated to intangible assets.